UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

DINEEQUITY, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
254423106
(CUSIP Number)

Alan L. Dye C. Alex Bahn Hogan Lovells US LLP 555 13th Street, NW Washington, DC 20004 202-637-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. 254423106
1		NAMES OF REPORTING PERSONS
MSD Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
2,512,356
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 2,512,356
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,512,356
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
13.71%1
14		TYPE OF REPORTING PERSON
PN
 * See Item 5.

1
The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 18,319,035 shares of the Issuer’s Common Stock outstanding as of July 27, 2012 as reported in the Issuer’s Form 10-Q filed on July 31, 2012.

SCHEDULE 13D

CUSIP NO. 254423106
1		NAMES OF REPORTING PERSONS
MSD SBI, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
2,512,356
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 2,512,356
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,512,356
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
13.71%1
14		TYPE OF REPORTING PERSON
PN
 * See Item 5.
1
The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 18,319,035 shares of the Issuer’s Common Stock outstanding as of July 27, 2012 as reported in the Issuer’s Form 10-Q filed on July 31, 2012.

SCHEDULE 13D

CUSIP NO. 254423106
1		NAMES OF REPORTING PERSONS
Michael S. Dell

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
2,512,356
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 2,512,356
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,512,356
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
13.71%1
14		TYPE OF REPORTING PERSON
IN
 * See Item 5.
1
The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 18,319,035 shares of the Issuer’s Common Stock outstanding as of July 27, 2012 as reported in the Issuer’s Form 10-Q filed on July 31, 2012.

Explanatory Note

This Amendment No. 4 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of DineEquity, Inc. (the “Issuer”) filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2008 by MSD Capital, L.P. and MSD SBI, L.P., as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed February 9, 2009, Amendment No. 2 to the Schedule 13D filed October 20, 2010, and Amendment No. 3 to the Schedule 13D filed November 3, 2010 (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

 (a) The names of the persons filing this Amendment to Schedule 13D are MSD Capital, L.P., a Delaware limited partnership (“MSD Capital”), MSD SBI, L.P., a Delaware limited partnership (“MSD SBI”), and Michael S. Dell. MSD Capital, MSD SBI and Michael S. Dell are collectively referred to herein as the “Reporting Persons.”  MSD SBI is the record and direct beneficial owner of the Common Stock covered by this statement. MSD Capital is the general partner of, and may be deemed to beneficially own securities owned by, MSD SBI. MSD Capital Management LLC, a Delaware limited liability company (“MSD Capital Management”), is the general partner of, and may be deemed to beneficially own securities owned by, MSD Capital. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities owned by, MSD Capital Management. Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities owned by, MSD Capital Management. Each person other than the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(b) The principal business address of MSD Capital, MSD SBI, MSD Capital Management and Messrs. Fuhrman, Phelan and Lisker is c/o MSD Capital, L.P., 645 Fifth Avenue, 21st Floor, New York, New York 10022.  The principal business address of Mr. Dell is c/o Dell Inc., One Dell Way, Round Rock, Texas 78682.

(c) The principal business of MSD SBI is purchasing, holding and selling securities for investment purposes. The principal business of MSD Capital is investment management. The principal business of MSD Capital Management is serving as the general partner of MSD Capital. The principal business of Messrs. Fuhrman, Phelan and Lisker is serving as managers of various investment entities.  The principal business of Mr. Dell is serving as Chief Executive Officer and Chairman of the Board of Dell Inc. (the “Company”).

(d) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e) On July 22, 2010, each of the Company and Michael S. Dell, who serves as Dell’s Chairman and Chief Executive Officer, reached a settlement with the Commission regarding Dell’s disclosures and alleged omissions prior to its Fiscal 2008 regarding certain aspects of its commercial relationship with Intel Corporation (“Intel”) and separate accounting and financial reporting matters. Dell and Mr. Dell entered into the settlements without admitting or denying the allegations in the Commission’s complaint, as is consistent with common Commission practice.

    The Commission’s allegations with respect to Mr. Dell and his settlement were limited to the alleged failure to provide adequate disclosures with respect to Dell’s commercial relationship with Intel. Mr. Dell’s settlement did not involve any of the separate accounting-related charges that were settled by the Company. Moreover, Mr. Dell’s settlement was limited to claims in which only negligence, and not fraudulent intent, is required to establish liability, as well as secondary liability claims for other non-fraud charges. Under his settlement, Mr. Dell consented to a permanent injunction against future violations of these negligence-based provisions and other non-fraud based provisions related to periodic reporting. Specifically, Mr. Dell consented to be enjoined from violating Sections 17(a)(2) and (3) of the Securities Act of 1933, as amended (the “Act”), and Rule 13a-14 under the Act and from aiding and abetting violations of Section 13(a) of the Act and Rules 12b-20, 13a-1 and 13a-13 under the Act. In addition, Mr. Dell agreed to a civil monetary penalty of $4 million. The settlement did not include any restrictions on Mr. Dell’s continued service as an officer or director of the Company.

The settlements with the Company and Mr. Dell were approved by the U.S. District Court for the District of Columbia on October 13, 2010.

Other than as set forth above, during the last five years, none of the foregoing entities or persons has been a party to a civil proceeding of the type specified in Item 2(e) of Schedule 13D.

(f) Each of MSD Capital, MSD SBI and MSD Capital Management is organized under the laws of the State of Delaware, and each of Messrs. Dell, Fuhrman, Phelan and Lisker is a United States citizen.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The disclosure in Item 6 below is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

    (i)   sole power to vote or to direct the vote:

        See Item 7 on the cover page(s) hereto.

    (ii)  shared power to vote or to direct the vote:

        See Item 8 on the cover page(s) hereto.
           (iii)  sole power to dispose or to direct the disposition of:

        See Item 9 on the cover page(s) hereto.
           (iv)  shared power to dispose or to direct the disposition of:

        See Item 10 on the cover page(s) hereto.

(c) There have been no transactions in the Common Stock of the Issuer by any of the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

As previously disclosed, on October 19, 2010 and November 1, 2010 the Issuer redeemed from the Reporting Persons 143,000 and 44,800 shares of the Issuer’s Series A Perpetual Preferred Stock (the “Preferred Stock”), respectively, pursuant to the Certificate of Designations relating thereto.  On November 15, 2010, the Issuer redeemed the remaining 2,200 shares of Preferred Stock owned by the Reporting Persons.

In addition, between December 7, 2011 and March 6, 2012, affiliates of the Reporting Persons disposed of $15 million in aggregate principal amount of the Issuer’s 9.5% senior unsecured notes due 2018 (the “Notes”) in resales to qualified institutional buyers in reliance on Rule 144A under the Act.  Following such sales, affiliates of the Reporting Persons hold $5 million in aggregate principal amount of the Notes.

On August 2, 2012, the Reporting Persons exercised their right to terminate and close out of each of their cash-settled total equity swap agreements (“Total Return Swaps") with Citibank, NA New York entered into on September 17, 2008, October 28, 2008 and November 20, 2008, respectively, covering an aggregate of 284,768 shares of the Issuer’s Common Stock. The Total Return Swaps were settled at a price of $52.50.

Item 7.  Material to be filed as Exhibits.

Exhibit	Description of Exhibit
24.1
Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G filed by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Securities and Exchange Commission on February 22, 2011 relating to the common units of Atlas Energy, L.P.).

99.1	Joint Filing Agreement dated August 6, 2012.
99.2
Certificate of Designations relating to the Series A Perpetual Preferred Stock of the Issuer (incorporated herein by reference to Exhibit 3.1 to the Form 8-K filed December 5, 2007 by the Issuer with the Commission).

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:   August 6, 2012

MSD CAPITAL, L.P.

By:         MSD Capital Management LLC
Its:          General Partner

By:         /s/ Marc R. Lisker___
Name:    Marc R. Lisker
Title:       Manager and General Counsel

MSD SBI, L.P.

By:         MSD Capital, L.P.
Its:          General Partner

By:         MSD Capital Management LLC
Its:          General Partner

By:         /s/ Marc R. Lisker_____
Name:    Marc R. Lisker
Title:      Manager and General Counsel

MICHAEL S. DELL

By:        /s/ Marc R. Lisker
Name:    Marc R. Lisker
Title:      Attorney-in-Fact

Exhibit 99.1

JOINT FILING AGREEMENT

August 6, 2012

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

Date:  August 6, 2012

MSD CAPITAL, L.P.

By:         MSD Capital Management LLC
Its:          General Partner

By:         /s/ Marc R. Lister_________
Name:     Marc R. Lisker
Title:       Manager and General Counsel

MSD SBI, L.P.

By:         MSD Capital, L.P.
Its:          General Partner

By:         MSD Capital Management LLC
Its:          General Partner

By:         /s/ Marc R. Lisker________
Name:     Marc R. Lisker
Title:       Manager and General Counsel

MICHAEL S. DELL

By:         /s/ Marc R. Lisker________
Name:    Marc R. Lisker
Title:      Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1
Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G filed by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Commission on February 22, 2011 relating to the common units of Atlas Energy, L.P.).

99.1	Joint Filing Agreement dated August 6, 2012.
99.2
Certificate of Designations relating to the Series A Perpetual Preferred Stock of the Issuer (incorporated herein by reference to Exhibit 3.1 to the Form 8-K filed December 5, 2007 by the Issuer with the Commission).